

August 17, 2011

Via Email
Thomas F. Fortin
Chief Executive Officer
Regional Management Corp.
509 West Butler Road
Greenville, SC 29607

> **Re:** **Regional Management Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 4, 2011**
> **File No. 333-174245**

Dear Mr. Fortin:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed August 4, 2011

Notes to Consolidated Financial Statements
Note 1- Nature of Business and Significant Accounting Policies
Loan Losses, page F-8

1. We note your disclosure here and on page F-33 that the allowance consists of specific and general components and that the allocated component relates to loans that are considered impaired. Please revise to make it clear what the distinction is between the specific and general components (i.e., the specific component relates to bankrupt accounts considered impaired under ASC 310 and the general component relates to loans evaluated collectively for impairment) and expand the disclosures accordingly to provide a level of granularity necessary for the reader to understand this distinction. Please also ensure that other ancillary disclosures in the document on the allowance for loan losses incorporate these changes or is consistent with the revised presentation.

2. We note your disclosure at the top of page F-9 and on page F-34 regarding the unallocated amount of the allowance. Please revise this disclosure to state, if true, that the unallocated amount is related to probable incurred losses related to loans outstanding, excluding loans in bankruptcy that have not been charged-off or revise to fully explain if different.

3. We note your disclosure at the top of page F-9 and on page F-34 regarding the factors that impact the unallocated allowance amount. Please revise to discuss how consideration of the listed factors lead you to believe it is probable that you have additional losses in your portfolio outside of what is recorded through your other loan loss methodologies and how you were able to estimate the related amounts appropriately.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Joshua Ford Bonnie
        Lesley Peng
            Simpson Thacher & Bartlett LLP